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                                                            EXHIBIT 26(h)(6)(ii)

                                                              [LORD ABBETT LOGO]

                              RULE 22C-2 AGREEMENT

      This Rule 22c-2 Agreement ("Agreement") is entered into by and between Lord Abbett Distributor LLC (the "Distributor"), on its own behalf and/or on behalf of one or more of the Lord Abbett Family of Funds, as defined below (the "Funds") and MINNESOTA LIFE INSURANCE COMPANY (the "Service Provider"), effective as of the date of execution by the Service Provider, as set forth below. If relevant, this Agreement constitutes an amendment to each and/or any existing agreement between the Distributor and/or the Funds and the Service Provider pursuant to or in connection with which the Service Provider directly or indirectly transmits orders for Fund shares.

      This Shareholder Information Agreement (hereinafter "Agreement") is entered into as of March 15, 2007 with an Agreement effective date of April 16, 2007 and such other effective dates as are recited herein.

      Prior to the effective date of this Agreement, the Fund and the Intermediary agree that any request made to the Intermediary by the Fund for shareholder transaction information, and the Intermediary's response to such request, shall be governed by whatever formal agreement or informal practices the Fund and the Intermediary have utilized, if any, to govern such requests.

      WHEREAS, Service Provider maintains one or more nominee or omnibus accounts (each an "Account") relating to the Funds, or separate series thereof, and, pursuant to Rule 22c-2 under the Investment Company Act of 1940, the Funds or an appropriate designee on their behalf are required to enter into an agreement with the Service Provider under which the Service Provider is required to provide the Funds, upon request, with certain shareholder and account information and to implement the Funds' instructions related to their frequent trading policies.

      WHEREAS, Minnesota Life intends to make shares of the Fund available through its Accounts as an underlying investment for certain group and individual variable life or annuity contracts (hereinafter "Contract" or "Contracts"). Each such Account, the associated Contracts and the interests in them are, at the time of the execution of this Agreement, registered under the 1933 Act and the 1940 Act. The Contracts provide for the allocation of net amounts received by Intermediary to an Account for investment in the shares of a Fund. Selection of a particular underlying investment company is made by the owner of the Contract. Account and Fund selections may be altered from time to time in accordance with the terms of the applicable Contract; and

      NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and the Funds' forbearance from terminating further purchases of Fund shares ("Shares") by or through Service Provider, the parties hereby agree as follows:

1. The Service Provider agrees to provide to the Funds or their designee [upon request] the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII") and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all shareholders underlying an Account and the amount, date, name or other identifier of any investment professional(s) associated with such shareholders (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of shares held through an Account (the "Information").

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                                                              [LORD ABBETT LOGO]

      This section shall be read to require Intermediary to provide only that information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

      Requests from the Fund to Intermediary should include the Fund name and identification number, Intermediary's Fund Account number and method of response, and the address to which Intermediary must respond with the requested information.

      In addition:

      (a) The Service Provider agrees to provide the Information for the periods or at the intervals the Distributor or the Funds, or their designee. Fund requests for Shareholder information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

      (b) In accordance with the preceding paragraph, the Service Provider agrees to transmit the Information that is on its books and records to the Funds or their designee promptly, but in any event not later than ten(10) business days, after receipt of a request for Information or after the last day of a period for which the Information has been requested, unless mutually agreed upon otherwise by the parties. If the Information is not on the Service Provider's books and records, Service Provider agrees to: (i) provide or arrange to provide to the Funds or their designee the Information relating to accounts that hold Fund shares through an indirect intermediary; and (ii) if directed by the Funds, block further purchases of Shares from such indirect intermediary. For purposes of this paragraph, an "indirect intermediary" has the same meaning as in Rule 22c-2; and

      (c) To the extent practicable, the format for any transaction information provided to the Funds should be consistent with the National Securities Clearing Corporation's Standardized Data Reporting Format, or if not practicable, in an alternative format mutually agreed upon by the parties. This Agreement shall not require the Intermediary to report using the NSCC Standardized Data Reporting Service.

2. The Service Provider agrees to implement instructions from the Funds or their designee ("Instructions") to restrict or prohibit further purchases of Shares in specific accounts or by specific shareholders identified by the Funds or an affiliate as having engaged in transactions that may violate the Funds' policies regarding short term or excessive trading activity. The Funds or their designee will include in the Instructions the TIN, if known, and the specific restriction(s) to be implemented. If the TIN is not known, the Instructions must include an equivalent identifying number of the shareholders or other agreed upon information to which the Instructions relate. In addition, the Service Provider agrees:

      (a) To implement Instructions as soon as reasonably practicable, but not later than ten (10) business days after receipt of the Instructions by the Service Provider; and

      (b) To provide confirmation to the Funds in a mutually agreed upon format that Instructions have been implemented. Service Provider agrees to provide confirmation as soon as is reasonably practicable, but not later than ten (10) business days after the Instructions have been implemented.

3.    Construction and Cooperation.

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                                                              [LORD ABBETT LOGO]

      3.1 Construction of the Agreement; Fund Participation Agreements. The parties have entered into one or more Fund Participation Agreements between or among them for the purchase and redemption of shares of the Funds by the Accounts in connection with the Contracts. This Agreement supplements those Fund Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Fund Participation Agreement, the terms of this Agreement shall control. This Agreement shall be governed by and construed with the laws of the State of Minnesota.

      3.2 Mutual Cooperation. The Fund and Intermediary agree to cooperate with one another in the development of abusive trading policies that take into consideration the legality of enforcing these limits with respect to certain Shareholders whose existing Contracts impose no or inconsistent trading limits. Fund and Intermediary also agree to cooperate with one another in the development of Intermediary's own market timing policies with respect to its contracts.

4.    Termination

      4.1 This Agreement will terminate upon the termination of the Fund Participation Agreements.

            IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

LORD ABBETT DISTRIBUTOR LLC,
By:  Lord, Abbett & Co. LLC, its
      Managing Member

_______________________________
Lawrence H. Kaplan
Member and General Counsel

Dated: _______________________

MINNESOTA LIFE INSURANCE COMPANY

By: ___________________________________

Name: _________________________________
      (Please Print Legibly or Type)
Title: ________________________________

Dated: ______________________________

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